UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Seanergy Maritime Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y73760400
(CUSIP Number)

August 1, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y73760400	13G

1	NAMES OF REPORTING PERSONS
Konstantinos Konstantakopoulos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,500,205[1]

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,500,205

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,205

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.3[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1  Konstantinos Konstantakopoulos owns all 1,500,205 shares indirectly through Longshaw Maritime Investments S.A., a Marshall Islands corporation.

2  The percent ownership is calculated based upon an aggregate of 20,611,924 shares outstanding as reported in Seanergy Maritime Holdings Corp.’s Form 6-K filed on August 9, 2024.

CUSIP No.	Y73760400	13G

1	NAMES OF REPORTING PERSONS
Longshaw Maritime Investments S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,500,205[3]

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,500,205

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,205

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.3%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 Longshaw Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 1,500,205 shares of common stock of Seanergy Maritime Holdings Corp.

4  The percent ownership is calculated based upon an aggregate of 20,611,924 shares outstanding as reported in Seanergy Maritime Holdings Corp.’s Form 6-K filed on August 9, 2024.

Item 1.

(a)	Name of Issuer:

Seanergy Maritime Holdings Corp.

(b)	Address of Issuer’s Principal Executive Offices:

154 Vouliagmenis Avenue
166 74 Glyfada, Greece

Item 2.

(a)	Name of Persons Filing:

Konstantinos Konstantakopoulos
Longshaw Maritime Investments S.A.

(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of each person named in Item 2(a) above is:
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

(c)	Citizenship

Konstantinos Konstantakopoulos is a citizen of Greece.

Longshaw Maritime Investments S.A. is a Marshall Islands Corporation.

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: Y73760400

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

The information in Item 1 and Items 5 though 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2024

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Longshaw Maritime Investments S.A.

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D with respect to the Common Stock of Seanergy Maritime Holdings Corp., beneficially owned by them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13G or, if applicable, Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13G or Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 9th day of August, 2024.

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Longshaw Maritime Investments S.A.

[Signature Page to Joint Filing Agreement]